Exhibit 99.1
Shinhan Card’s Board made a resolution to increase in short-term borrowings.

On March15, 2013, the board of directors of Shinhan Card, our wholly-owned credit card subsidiary, made a resolution to set the new issuance limit of Other Borrowings in short-term borrowings.

1. Purpose of borrowings: To diversify funding structure of Shinhan Card through preemptively securing issuance limit of Electronic Short-term Bond.

2. Details of changes in total short-term borrowings

(KRW million)	Before borrowing	After borrowing

Commercial Paper	450,000	450,000

Borrowings from Financial Institutions*	250,000	250,000

Overdraft Limit*	1,186,000	1,186,000

Other Borrowings(Electronic Short-term Bond)*	—	1,600,000

Total Amount of Short-term Borrowings	1,886,000	3,486,000

• Above mentioned ‘Borrowings from Financial Institutions’, ‘Overdraft Limit’, and ‘Other Borrowings’ are issuance limit, not the actual amount of borrowings